

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

February 19, 2008

Mr. David Meister
NexCen Brands, Inc.
1330 Avenue of the Americas
34th Floor
New York, New York 10019

Re: NexCen Brands, Inc.
        File No.: 000-27707

Dear Mr. Meister:

We have received your letter dated February 5, 2008. The transaction that is the subject of this correspondence is the acquisition of substantially all of the assets of Great American Cookie Company Franchising, LLC ("GAC") and Great American Manufacturing, LLC ("GAM", collectively with GAC, the "Sellers"), each a wholly owned subsidiary of Mrs. Fields Famous Brands, LLC ("MFFB"). You note that this transaction represents the acquisition of a "business" as defined in Rule 11-01(d) of Regulation S-X. You also indicate that transaction exceeds the 20% significance threshold described in Rule 3-05 of Regulation S-X.

You represent that you have acquired the intellectual property related to the Great American Cookie brand names, as well as existing franchise agreements with third parties to use this intellectual property in connection with the operation of cookie stores and kiosks. You also acquired the cookie batter manufacturing facility and the supply business that sells the product to the franchises. You have represented that the acquisition did not include working capital accounts other than the inventory of the cookie batter manufacturing facility. You have been advised that there is no carrying value for the Seller's intellectual property assets in the balance sheet of MFFB. You have represented that the assets were not managed by MFFB as a stand-alone business and that separate financial statements have never previously been prepared.

In lieu of full financial statements of the Sellers, you request that we accept in satisfaction of Rule 3-05 of Regulation S-X the following to be filed in a Form 8-K:

- Audited statement of assets acquired and liabilities assumed from the Sellers for the periods required by Rule 3-05.

- Audited statement of revenues and direct expenses relating to the assets acquired for the year ended December 31, 2007 omitting only those costs not directly involved in generating revenue, such as corporate overhead, interest, and income taxes.

We will not object to your proposed presentation in satisfaction of Rule 3-05 of Regulation S-X provided that the periods you present comply with Rule 3-12 of Regulation S-X at the date you file your Item 2.01 Form 8-K reporting the acquisition of the assets and at the date of effectiveness of any subsequent registration statement. In addition to the historical financial statements outlined above, you should include an explanation of the impracticability of preparing the full financial statements required by Regulation S-X.

In the footnotes to the financial statements, disclose the reasons for the presentation and the nature of the omitted expenses. Also, describe how the financial statements presented are not indicative of the financial condition or results of operations of the assets acquired going forward going forward due to the changes in the business and the omission of various operating expenses. Include in a footnote, to the extent available, information about the operating, investing and financing cash flows related to the assets acquired.

You are required to provide a pro forma balance sheet and a pro forma statement of operations, which reflects your acquisition of the assets. We will waive the requirement to provide a pro forma statement of operations if the use of forward-looking information is necessary to meaningfully present the effects of the acquisition. If you provide a pro forma statement of operations, limit it to information that is reliably determinable and do not include forward-looking information. Also, disclose how the pro forma statement of operations is not indicative of your operations going forward because it necessarily excludes various operating expenses.

We encourage you to include forward-looking information regarding the revenues and expenses related to the assets, as reorganized under your corporate structure and management. If furnished, clearly identify it as forward-looking rather than pro forma. If the forward-looking information provided is not in the form of a comprehensive forecast of revenue and net earnings, disclose how revenue and operating efficiencies may vary given the assumptions underlying the forward-looking information that you do provide.

The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3403.

Sincerely,

Steven Jacobs
Associate Chief Accountant